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Mail Processing
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MAR 03 2009

Washington, DC
106

09059904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JUPITER DISTRIBUTION PARTNERS, INC. (*fka RETIREMENT EXCHANGE, INC.*)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2230 JOG ROAD
(No. and Street)

GREENACRES (City) FLORIDA (State) 33415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANE BARSTEIN, SECRETARY AND TREASURER 561-228-5405 direct
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLTZ RUBENSTEIN REMINICK LLP
(Name – *if individual, state last, first, middle name*)

125 BAYLISS ROAD (Address) MELVILLE (City) NEW YORK (State) 11747 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25

OATH OR AFFIRMATION

I, FREDERICK BARSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JUPITER DISTRIBUTION PARTNERS, INC. (fka RETIREMENT EXCHANGE, INC.), as of DECEMBER 31st, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT AND CHIEF COMPLIANCE OFFICER

Title

Laurie Ortiz

Notary Public

Notary Public State of Florida
Laurie Ortiz
My Commission DD397144
Expires 04/04/2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTZ
RUBENSTEIN
REMINICK

JUPITER DISTRIBUTION PARTNERS, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2008

HOLTZ
RUBENSTEIN
REMINICK

JUPITER DISTRIBUTION PARTNERS, INC.

Contents

Year Ended December 31, 2008 — *Pages*

HOLTZ
RUBENSTEIN
REMINICK

Financial Statements

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www. hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Independent Auditors' Report

Stockholder
Jupiter Distribution Partners, Inc.
Greenacres, Florida

We have audited the accompanying statement of financial condition of Jupiter Distribution Partners, Inc. (the "Company") as of December 31, 2008 and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Distribution Partners, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's net operating loss, negative working capital and deficit net capital position raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein Reminick LLP

Melville, New York
February 26, 2009

JUPITER DISTRIBUTION PARTNERS, INC.

Statement of Financial Condition

December 31, 2008

Assets		
Cash and Cash Equivalents	$	508,645
Total Assets	$	508,645
Liabilities and Stockholder's Deficit		
Liabilities:		
Accounts payable	$	11,861
Due to Parent		155,186
Unearned revenue		380,208
Total Liabilities		547,255
Stockholder's Deficit:		
Common stock, $.001 par value; 10,000 shares authorized; 1,000 shares issued and outstanding		1
Additional paid-in capital		179,999
Accumulated deficit		(218,610)
Total Stockholder's Deficit		(38,610)
Total Liabilities and Stockholder's Deficit	$	508,645

JUPITER DISTRIBUTION PARTNERS, INC.

Statement of Operations

Year Ended December 31, 2008

Revenue:	
Direct marketing income	$ 119,792
Interest	1,594
	121,386
Expenses:	
Salaries	77,979
Payroll taxes	7,602
Commission expense	50,000
Travel, entertainment and meals	17,791
Bank fees	22
Telephone	1,439
Education and seminar	1,183
Equipment lease	110
Rent	532
Dues and subscriptions	1,328
Insurance	1,977
Legal and professional	34,531
Licensing and registration fees	7,880
Marketing	8,610
Office expense	2,596
Taxes	60
	213,640
Net Loss	$ (92,254)

See notes to financial statements.

Statement of Changes in Stockholder's Equity (Deficit)

Year Ended December 31, 2008

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, January 1, 2008	1,000	$ 1	$ 179,999	$ (126,356)	$ 53,644
Net Loss	-	-	-	(92,254)	(92,254)
Balance, December 31, 2008	1,000	$ 1	$ 179,999	$ (218,610)	$ (38,610)

JUPITER DISTRIBUTION PARTNERS, INC.

Statement of Cash Flows

Year Ended December 31, 2008

Cash Flows from Operating Activities:		
Net loss	$	(92,254)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in liabilities:		
Due to affiliate		99,057
Accounts payable		9,850
Unearned revenue		380,208
Net Cash Provided by Operating Activities		396,861
Net Increase in Cash and Cash Equivalents		396,861
Cash and Cash Equivalents, beginning of year		111,784
Cash and Cash Equivalents, end of year	$	508,645

See notes to financial statements.

1. Nature of Operations

Jupiter Distribution Partners, Inc. ("JDP" or the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation that is a wholly-owned subsidiary of 401kExchange, Inc. ("Parent").

On October 8, 2008, the board of directors approved an amendment to the certificate of incorporation to change the corporation name from Retirement Exchange, Inc. to Jupiter Distribution Partners, Inc.

Along with its corporate name change, the Company revised its business model to provide marketing and advisory services to mutual funds and other investment related entities in the retirement industry. The Company's Parent provides practice management tools and services for financial advisors focused on the 401(k) market. JDP's current business plan is to leverage off the practice management tools of its Parent and perform outsourced marketing and advisory services to mutual fund and other investment related companies. Services will be provided based upon individual contract terms and are expected to include an upfront marketing fee, as well as commissions based on assets moved to and then managed by the customer. In November 2008, JDP executed its first service agreement. Previously, all of the Company's funding had been provided by its Parent.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's net operating loss, negative working capital and deficit net capital position raise substantial doubt about its ability to continue as a going concern. Management's plan in connection with this matter include obtaining a capital contribution from its Parent and drawing upon the referal network of the newly hired marketing manager to obtain additional customers.

2. Summary of Significant Accounting Policies

Revenue recognition - Revenue from marketing services contracts is recognized on a straight-line basis over the contract period. Initial year start-up fees are recognized on a straight-line basis over the start-up period, or if related to a specific service, when such service is provided. Unearned revenue represents nonrefundable up-front fees received in excess of revenue recognized. As contract terms are generally one year, unearned revenue is expected to be recognized over with the next 12 month reporting period.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company's federal and state tax returns are prepared on a consolidated basis and, accordingly are included in the consolidated group's filings.

The Company has elected to defer the application of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), an interpretation of FASB Statement No. 109, *"Accounting for Income Taxes"* ("SFAS 109"), as permitted by FASB Staff Position FIN 48-3 ("FSP FIN 48-3").

In accordance with the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in its 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in FASB Statement No. 5, *"Accounting for Contingencies"* ("SFAS 5"). In accordance with SFAS 5, disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment, unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Following that guidance, as of December 31, 2008, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the accompanying financial statements.

Advertising costs - Advertising costs are charged to operations when incurred. The Company did not incur advertising costs for the year ended December 31, 2008.

3. Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk, consists principally of cash and cash equivalents. The Company places its cash investments with high credit quality financial institutions. At times, the Company's cash deposits with any one financial institution may exceed amount insured by the Federal Depository Insurance Corporation ("FDIC").

Revenue for the year ended December 31, 2008 was derived from one customer.

4. Related Party Transactions

The Company and its Parent share office space and maintain an arrangement, whereby, its Parent makes available to JDP certain administrative employees, office equipment, and other goods and services, and charges JDP for its allocated share of expenses. Amount due to Parent at December 31, 2008, approximates $155,000.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

At December 31, 2008, the Company has a deficit net capital position. In February 2009, the Company received a capital contribution of $125,000 to rectify the deficit net capital position.

Supplementary Information

Supplementary Information - Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Year Ended December 31, 2008

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1

Net Capital:		
Total stockholder's deficit	$	(38,610)
Non-allowable assets		-
Haircuts		9,801
	$	(48,411)
Ratio: Aggregate Indebtedness to Net Capital		N/A *

* The Company had a deficit net capital position at December 31, 2008.

Reconciliation with Computation included in Part II of Form X-17a-5 as of December 31, 2008.

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17a-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.

Schedule 2 - Computation to Determination of Reserve Pursuant to Rule 15c3-3

Not Applicable

HOLTZ
RUBENSTEIN
REMINICK

Independent Auditors' Report on Internal Accounting Control

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www. hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Independent Auditors' Report on Internal Accounting Control

Stockholder
Jupiter Distribution Partners, Inc.
Greenacres, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Jupiter Distribution Partners, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Jupiter Distribution Partners, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for or by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

Melville, New York
February 26, 2009